UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         FORM 10-SB

                         AMENDMENT 2

  GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                      WALL STREET WEB, INC.
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   (Exact name of registrant as specified in its charter)


  New Jersey                                   23-3589086
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(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


71 Irvington          Westwood, New Jersey       07675
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(Address of principal executive offices)      (Zip Code)


Registrant's telephone number, including area code (201)594-0555
                                                   -------------


Securities to be registered pursuant to Section 12(g) of the Act:



Title of each class          Name of each exchange on which
to be so registered          each class is to be registered

          Common Stock





Securities to be registered pursuant to Section 12(g) of the Act:


One hundred million (100,000,000) shares of common stock
-----------------------------------------------------------
                     (Title of class)


-----------------------------------------------------------
                     (Title of class)




                       WALL STREET WEB, INC.

                            FORM 10 SB

                        TABLE OF CONTENTS


                              PART I

Item 1.        Description of Business                          1
Item 2.        Managements Discussion and Analysis or Plan of
               Operations                                       4
Item 3.        Description of Property                          5
Item 4.        Security Ownership of Certain Beneficial Owners
               and Management                                   5
Item 5.        Directors, Executive Officers, Promoters, and
               Control Persons                                  5
Item 6.        Executive Compensation                           7
Item 7.        Certain Relationships and Related Transactions   7
Item 8.        Description of Securities                        7

                             PART II

Item 1.        Market Price for Common Equity and Related
               Stockholder Matters                             10
Item 2.        Legal Proceedings                               11
Item 3.        Changes In and Disagreements With Accountants   11
Item 4         Recent Sales of Unregistered Securities         11
Item 5.        Indemnification of Directors and Officers       12

PART F/S FINANCIAL STATEMENTS

                            PART III

Item 1.        Index to Exhibits
Item 2.        Description of Exhibits


                                       i
                              PART I
ITEM 1 -  DESCRIPTION OF BUSINESS

Wall Street Web, Inc. (the "Company") and its predecessor have been providing "rumor" information covering the day-to-day activities of "Wall Street" since December 1997. It operated as Thomas Melillo DBA Stockrumors.com, an unincorporated business, from December 1997 until April 1998 when it was incorporated in New Jersey as Wall Street Web, Inc. The Company gathers and compiles information from contacts at financial institutions and releases such information to subscribers (generally, financial and stock market professionals) through its web sites, www.stockrumors.com and www.brokercall.com, on a timely basis. Wall Street Web acts in the same capacity as a reporter for a newspaper, the staff receives information from various traders, fund managers and stockbrokers. Wall Street Web then attempts to verify or corroborate the information and from public information, attempt to provide an intelligent viewpoint of the story at hand. Wall Street Web does not accept and therefore does not comment or disseminate information that emanates from a source believed to be employed by, affiliated or related to the company that the rumor is being commented on. The staff of Wall Street Web, Inc. speak directly to hedge fund managers, stock brokers, and traders. From the aforementioned persons the staff of Wall Street Web disseminates the news. The Company does not reproduce any information that can be construed as a being derived from a public information source via website or research
report.    The staff of Wall Street Web does not accept rumor
information from company executives. When the Wall Street Web staff is alerted to a possible rumor, they first contact the company for comments. The staff of Wall Street Web then checks the news services to see if the rumor has been publicly announced, if it has not then it will then be posted on the internet website. Then the information is distributed first to subscribers of the email and fax service and then to the Rumorexpress subscribers; Rumorexpress is a beeper-based service whereby the subscriber receives text information via their beeper. Lastly, after the subscribers have had first look at the rumor it is then placed onto the website for public viewing. To the best of the company's management's knowledge all the various subscribers (email, RumorXpress, and the website) are all updated near simultaneously.The Stockrumors.com web site, which is continuously updated, provides the investing public with information concerning rumors that move stocks and the stock market. The Brokercall.com web site allows the investing public to view analyst upgrades and downgrades on a particular company. In addition to revenues from subscriptions, the Company generates revenues from advertising banners and sponsorships on its web sites.

MISSION STATEMENT

To provide active traders and investors with a short term outlook with access to financial information, including rumor information from a wide variety of sources. Allowing investors of all ages and backgrounds to enhance their knowledge of what is being said on Wall Street via the Internet, 900 numbers, email, fax and PCS pager services. PCS and Pager services are provided by Datalink,net. The fax and phone alerts services are provided by Xpedite. E-mail alerts we send out with our own servers. Currently the company has 8 fax service members, 66 email service subscribers, 316 subscribers to the web site. Datalink.net has 32 subscribers who they charge $95.00/month, and Wall Street Web receives 25% of the $95.00

In order to achieve its mission the Company commits to the following objectives:

1. Creating and maintaining the finest financial rumors and news network based upon credible sources that utilizes the emerging technologies of the Internet.

2. Providing attractive, interactive, and informative value-added content on stockrumors.com and related online properties
(brokercall.com) to increase user retention.

3. Accumulating data and market research information to insure the accuracy of advertisements and the correct placement of advertising dollars on Stockrumors.

4. Establishing and developing strong business development partnerships with some of the top web portals to maximize the membership base and traffic volume.


INDUSTRY ANALYSIS

The growth of the Internet has changed the way investors seek information and manage their portfolios. The Internet allows individual investors greater access to information that was formerly only available to financial professionals. Both professional investors and individual investors who have traditionally relied on print and other media for information are now, through the super-distribution network created by the advent of the Internet are now demanding greater accessibility and faster access to financial information. The Internet allows for information to be disseminated to a wider audience at faster pace than was possible previous to its existence. The growth of the Internet has given rise to new methods of information distribution for many industries. Of which the brokerage industry has been enabled by the Internet to provide professional and individual investors with a whole new set of tools for managing their portfolios. Through the acceptance by the brokerage clients as the emerging method by which to transact information or execution, we feel this exemplifies the fact that Internet based information and execution systems represent a large market opportunity for Wall Street Web. The customers of these online brokerage firms, by entering their trades through a computer connected to the Internet, are by the act of doing so indicating a level of comfort with the Internet as a means of communication and commerce. The management of Wall Street Web believes that as investors become more comfortable using the Internet to execute brokerage transactions, they are also becoming more comfortable and accustomed to receiving financial information and other news items over the Internet. As more and more investors trade online, and the number of online trades continues to grow, we expect the demands for financial information over the Internet to also increase.

Given the growing number of investors with access to the internet, it is Wall Street Web's intention to capitalize on the opportunity to provide financial information to those investors with Internet access. We believe there is a correlation between the number of people having online brokerage accounts and the growth of business for Wall Street Web. The current growth trend in the number of online brokerage account holders increases the potential market size of Wall Street Web's potential client base. Through the growth of the Internet use as a financial information-gathering source by potential investors and being Wall Street Web's primary delivery method for the information, we strongly believe the growth of investors using the Internet, as an information medium will directly translate into more potential customers.

The competitors within Wall Street Web's market space are from a
broad cross-section of financial information providers.   The
space is proliferated by smaller organizations that provide financial information and analysis on a specific target
industry or event analysis.   Many of the industry participants
are private organizations and while financial information on these privately held companies is very sparse, it is believed that most of them are small organizations with limited staff and revenue. Others, such as the Motley Fool, which started out as a small operation has grown into an industry leader. Therefore, the management of the Wall Street Web believes that its industry contains four (4) publicly traded competitors, theStreet.com, CBS Marketwatch, JAG Notes.com, and Wall Street Strategies, Inc. We feel the aforementioned companies provide the best comparable for Wall Street Web. A review of their recent public filings with the Securities and Exchange Commission indicates that all four
(4) companies experienced an increase in sales revenue during their latest fiscal years. However, during this same period of time, all of these companies also saw an increase in their yearly losses.

Management believes that JAG Notes and Wall Street Strategies best represent competitors within the industry group. All are smaller organizations with similar products and services. Wall Street Web, Inc. competes directly with JAG Notes through its stockrumors.com service and with the brokercall.com service, and the management of Wall Street Web believe that JAG Notes provides rumor information almost every day. The management of Wall Street Web believes that Wall Street Strategies offers rumor information almost every day, but does not offer a service that competes with Brokercall.com.It is believed that Market Watch and the Street.com only report rumor information on an occasional basis, and they do not offer a service that competes with Brokercall.com.

As a result of the available information, Wall Street Web believes that there will continue to be an increasing demand for the products and services provided by the company. Trends in subscriber numbers tend to follow the direction of the market as a whole. It is our opinion, based upon past trends in ebb and flow of the Wall Street Web subscriber base, that when the stock market is moving in a downward direction, Wall Street Web subscriber base will shrink, conversely, when the stock market is moving in an upward trend we have seen the subscriber base grow. As stated in the aforementioned sentences, management believes that based upon past trends in the subscriber base Wall Street Web will have subscriber base expansion and contraction. It is also the belief by management that when Wall Street Web achieves a more prominent position within the financial information providers market segment, there will subsequently be an increase in demand for the products and services of Wall Street Web within this industry.

CUSTOMER PROFILE

Like any traditional media outlet, the Company serves two "customer types": its subscribers and its advertisers. Subscribers pay a recurring membership fee which provides the user with ever changing information and formats. The Company will continue to deliver products and services to retain and enhance the member base. Potential users will become familiar with Stockrumors through aggressive affiliate marketing and advertising.

The Company expects that as it increases its own advertising spending after its common stock is publicly traded and its customer base grows, that this will result in an increased awareness of the Company by its potential (subscriber) customer base and those seeking to reach those customers. The Company believes that other advertisers seeking to reach the demographics provided by the customers will increasingly want their products advertised on the Company's web sites.

The Company believes that this increased presence among advertisers and growth in subscription customers can be achieved over a period of one (1) to six (6) months dependent on whether the company raises additional capital or if the Company funds this expansion through internally generated funds.

ADVERTISING

The Company's short-term strategy is to work with advertisers and Advertising agencies to move a portion of their existing advertising to the Company. Long term objectives include working with advertisers as they plan their annual advertising budget to increase spending levels by Client companies on websites maintained by the Company. Current advertisers include Trendtrader, IMF Corp., Onlinetraders.com and Mostactive.com.

The Company will also utilize other advertising resources such as banners, press releases, and major financial outlets and news media and also expand co-branded ventures with allied companies such as Datalink.com. Additional portions of the budget will be used to create awareness about the membership program and create brand name recognition of Stockrumors.

STRATEGIC ALLIANCES AND PARTNERS

The Company has developed strategic alliances with Datalink.net, Infonanautics Corporation, Benson York, Falling Angels.com and
 IMF Corporation Pursuant to an agreement with Datalink.net, the Company supplies information to Datalink which is marketed to Datalink's customers and the resulting revenues are divided between the Company and Datalink.

OTHER INFORMATION

Presently, no one customer provides more than 10% of the Company's revenues and foreign sales constitutes less than 1% of the Company's revenues. Wall Street Web has no government contracts or sales from government contracts.

The Company has three full-time employees and one part-time employee.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

        Operating Results. The Company's short term results of operations could be adversely affected by decisions undertaken in response to long term market opportunities in the future. Various factors, including timing of new product introductions, changes in customers operations and changes in consumers taste may have an adverse affect on the Company's results of operations. There can be no assurance that the Company will experience profitability in the future.

        The Company incurred net losses of $101,207 in the fiscal year ended April 30, 1999, $188,735 in the fiscal year ended April 30, 2000 and $467,143 in the nine months ended January 31, 2001. Company management believes that the Company will continue to incur net losses through at least January 31, 2002.

     Dependence on Key Personnel. The Company is dependent on its Executive officers, the loss of any one of whom would have an adverse affect on the Company. John Ruela and Thomas Melillo were co-founders of the Company. Mr. Ruela serves as Chief Executive Officer and Mr. Melillo serves as President and Chief Financial Officer of the Company and currently perform all of the management duties.

        Industry Trends. As described above, the number of on-line investors as well as on-line stock trading firms has risen dramatically during the last two years. However, there can be no assurance that the industry will continue to experience such growth rates in the future. (See "Industry Analysis" above.)

        As the number of online investors increase, the potential target subscribers for the Company also increases. With a larger potential target audience and increased advertising, the Company would expect to expand its client base.

        Competition.

        Current successful web sites include TheStreet.com, Jagnotes.com, and stockadvisor.com. The Company believes that the management of these web sites realized that their online membership community desired information on Wall Street's rumors, but soon discovered that creating a rumor segment takes significantly more time and effort, and capital then they were willing to spend. The basis for this belief by management is supported by the fact that some competitors to the Company are now using Stockrumors as their source of information, while the rumor portion of their web sites remains a minor portion of their content. The Company believes that the decision to use Stockrumors.com as a source of information for the rumors the competitors report indicates that Stockrumor.com provides desired information and has a high rate of information flow. The Company's management believes that these sites are copying its information without the Company's permission.

        Many of the Company's current and potential competitors have greater name recognition, financial, technical or marketing resources, and more extensive customer bases. Much of the information provided by the Company provide is publicly available and the Company does not own any patented or otherwise protected technologies that would preclude or inhibit competitors from entering the markets. While the Company's current target segment of the market has been largely ignored, future competitors may decide to enter this market segment and develop or offer services that have significant price, substantive, creative or other advantages over the services the Company offers.

        The Company's information sources are the basis for this Advantageous position. What differentiates one competitor from another is the ability to generate information, to be "the first with the story". At any one time, stock quotes, financial information, fundamental ratios and charts are readily available from many different sources.

        Absence of Public Market. Prior to the filing of this Registration Statement, there has been no public market for the Company's shares of Common Stock. There can be no assurance that a market will develop or that, if developed, it would be sustained. Purchasers of the Company's securities may, therefore, have difficulty in selling such securities should they desire to do so.

        Control By Existing Shareholders. The President and Chief Executive Officer own approximately 92.6% of the outstanding Common Stock of the Company. Accordingly, such persons will be able to control the Board of Directors of the Company's affairs. See Part II - Item 4 --"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" below.

        Future Capital Requirements. The Company's operations have generated recurring losses and it had an accumulated deficit of $762,420 as of January 31, 2001. Such matters raise substantial doubt about the Company's ability to continue as a going concern. In order to realize its objectives, the Company will need additional capital in the future. The Company intends to seek such capital through public or private debt or equity financings. Any additional equity financings may be dilutive to shareholders and debt financing, if available, may involve restrictions on Common Stock dividends. Adequate funds, whether through financial markets or other arrangements with corporate partners or from other sources, may not be available when needed, or on terms acceptable to the Company. Company management does not expect to scale back any of its current projects if additional capital is not provided but would proceed with expansion at a slower rate.

        Government Regulation. Company management is not currently aware of any governmental regulation which is targeted directly toward the type of websites operated by the Company or the type of content distributed by the Company. There have been continuing discussions of the possibility of sales taxes upon items sold over the Internet. If such a sales tax was imposed, the tax would be passed along to the Company's customers which might decrease sales. The Company would also incur an additional expense to update its software in order to collect this new sales tax. However, the Company's competitors would also be impacted by such a tax.

        Dividend Policy. The Company has never paid dividends on its Common Stock. It is the present policy of the Company to retain earnings and capital for use in its business. Any payment of cash dividends in the future on the Common Stock will be dependent on the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, restrictions, if any, under debt obligations, as well as other factors that the Board of Directors deems relevant.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATIONS

The following discussion regarding Wall Street Web, Inc. and its business and operations contains "forward-looking statements". Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may", "expect", "anticipate", "estimate", or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

Overview:
Wall Street Web, Inc. (the "Company") provides new and unique "rumor" information covering the day-to-day activities of "Wall Street". The Company gathers and compiles information from contacts at financial institutions and releases such information to subscribers through its web sites, www.stockrumors.com and www.brokercall.com, on a timely basis. The Stockrumors.com web site provides the investing public with information concerning rumors moving stocks and the stock market. The Brokercall.com web site allows the investing public to view analyst upgrades on a particular company. In addition to revenues from subscriptions, the Company generates revenues from advertising banners and sponsorships on its web sites.

Results of operations:
Results of operations for the year ended April 30, 2000 were impacted by limitations on resources, primarily financial, which inhibited advertising activities. In particular, the Company was in negotiations to raise additional capital from approximately December 1999 through May 2000. During the year ended April 30, 2000, the Company raised $78,000 through private placements. In addition, in May 2000, the Company raised an additional $237,500, net of expenses, through a private placement.

Revenues:
Revenues are derived from annual, semi-annual, quarterly, and monthly subscriptions relating to our products on the Stockrumors.com and Brokercall.com web sites, and from the sale of advertising banners placed on these sites. For the year ended April 30, 2000, the Company earned advertising revenues of $27,000 and subscription revenues of $201,000. For the year ended April 30, 1999, all of the Company's revenues of $154,000 were comprised of subscriptions. Revenues for the year ended April 30, 2000 of $228,000 represents a 48% increase (or $74,000 increase) over the comparable 1999 period. $47,000 of this increase is as a result of an increase in the average number of customers subscribing to our service during the year ended
April 30, 2000, while $27,000 of the increase is due to the sale of banner ads. As of April 30, 2000, the Company had 919 subscribers.

Advertising revenues changed from $24,000 and $0 in the nine and three months ended January 31, 2000, respectively, to $4,000 and $1,000 for the nine and three months ended January 31, 2001, respectively. Subscription revenues decreased from $137,000 and $42,000 for the nine and three months ended January 31, 2000, respectively, to $97,000 and $22,000 for the nine and three months ended January 31, 2001, respectively. As of January 31, 2001, the Company had 522 subscribers.

The decline in revenues is attributable to the decrease in the number of subscribers which declined from 1,135 as of January 31,
2000 to 522 as of January 31, 2001.   During 2000 and 1999, the
Company charged its subscribers a monthly subscription rate of $20. As a result of competitive pricing pressures, in June 2000, the Company lowered its monthly subscription rate to $9.95. The lowering of the monthly subscription rate has had a negative impact on revenues, profitability, and cash flow.

Cost of revenues:
Cost of revenues includes the cost of transmitting information over the telephone and fax lines, on-line service charges for our web sites, and costs in connection with the maintenance of the web sites. Cost of revenues increased from $17,000 in the year ended April 30, 1999 to $32,000 in the year ended April 30, 2000. This increase is attributable to increased web site maintenance costs and the increase in fax service expense arising from the increase in the number of subscribers in 2000. Due to increased traffic on our web site, we have upgraded our systems to achieve greater reliability, and in 2000 have entered into a lease for a server dedicated solely to the Company. During 1999, our server lease agreement provided for server space that was shared with other companies.

Cost of revenues decreased from $19,000 and $6,000 for the nine and three months ended January 31, 2000, respectively, to $16,000 and $5,000 for the nine and three months ended January 31, 2001, respectively. This decrease is in direct proportion with the decrease in subscribers, thus less frequent on-line service charges during the nine and three months ended January 31, 2001.

Selling expenses:
Selling expenses consist of commissions, and advertising and other promotional expenses. For the year ended April 30, 2000, selling expenses decreased by $6,900. This decrease is due to a $19,600 decrease in advertising expense (fewer advertisements placed in financial publications), offset by an increase of $12,700 in sales commissions paid to an independent contractor on the sale of banner ads placed on the Company's web site. The independent contractor received commissions in an amount equal to 50% of his banner ad sales.

Selling expenses decreased from $44,000 and $8,000 in the nine and three months ended January 31, 2000, respectively, to $18,000 and $2,000 in the nine and three months ended January 31, 2001,
respectively.   This decrease is attributable to less advertising
efforts made by the Company in response to market conditions in the nine and three months ended January 31, 2001.

General and administrative expenses:
General and administrative expenses consist primarily of compensation and related expenses, occupancy costs, professional fees, and other office expenses. General and administrative expenses aggregated $340,000 and $187,000 for the years ended April 30, 2000 and 1999, respectively, of which $131,000 and $117,000, respectively, represents noncash operating expenses attributable to compensation payable to the Company's Principal Stockholders that was accrued and subsequently waived. The increase of approximately $153,000 in the year ended April 30, 2000 is attributable to the following:

(i)    Professional fees increased $49,800 for the year ended
       April 30, 2000 from approximately $1,300 to $51,100. This increase results from legal and accounting fees incurred in connection with various filings with the Securities and Exchange Commission.

(ii)   Payroll and payroll related expenses increased
       approximately $50,000 in the year ended April 30, 2000
       from approximately $149,000 to $199,000.  $20,000
       of this increase is attributable to an increase in officers' salaries. The remaining increase in payroll expense results from the hiring of additional staff needed in order to properly support the expansion of the business.

(iii) The remainder of the increase is attributable to general office expenditures as a result of the Company's growth.

General and administrative expenses aggregated $535,000 and $94,000 for the nine and three months ended January 31, 2001, respectively, and $214,000 and $90,000 for the nine and three months ended January 31, 2000, respectively. Such amounts include $59,500 and $18,500 in the nine and three months ended January 31, 2001, and $88,500 and $27,400 in the nine and three months ended January 31, 2000 respectively, of non-cash operating expenses attributable to compensation payable to the Company's Principal Stockholders that was accrued and subsequently waived. The increase of approximately $321,000 and $4,000 for the nine and three months ended January 31, 2001, respectively, is primarily attributable to the following:

(i) Professional fees increased from $3,000 and $2,000 for the nine and three months ended January 31, 2000, respectively, to $105,000 and $13,000 in the nine and three months ended January 31, 2001, respectively. This increase results from legal and accounting fees incurred in connection with various filings with the Securities and Exchange Commission.

(ii) Payroll and payroll related expenses changed from $169,000 and $64,000 for the nine and three months ended January 31, 2000, respectively, to $200,000 and $63,000, in the nine and three months ended January 31, 2001, respectively. $12,000 and $4,000 of the increase for the nine and three months ended January 31, 2001, respectively, is attributable to an increase in officers' salaries. The remaining increase in payroll expense results from the hiring of additional staff needed in order to properly support the expansion of the business.

(iii) The remainder of the increase is attributable to the write-off of deferred offering costs of approximately
       $188,000 as it was determined that it was no longer probable that the Company would be able to obtain benefits from these costs.

LIQUIDITY AND CAPITAL RESOURCES

As indicated in the accompanying audited and unaudited condensed financial statements as of and for the year ended April 30, 2000, and as of and for the nine months ended January 31, 2001, the Company incurred net losses of $188,735 and $467,143, respectively, and it had accumulated a deficit from its inception through January 31, 2001 of $762,420. Management believes that the Company will continue to incur net losses through at least January 31, 2002 and that, although a substantial portion of the Company's historical net losses have been attributable to noncash operating expenses, it will need additional equity or debt financing to be able to sustain its operations until it can achieve profitability.

Management also believes that the commercial success and profitability of the Company will depend significantly on its ability to (i) expand the subscriber base for its current web sites in the United States and abroad; (ii) launch new web sites in the United States and abroad that will be of interest to the financial community; (iii) increase web site advertising revenues derived from current sources and through the development of new sources; and (iv) expand the range of services offered to subscribers and other users.

From its inception through January 31, 2001, the Company obtained a portion of its financing through private placements of common stock pursuant to offerings intended to be exempt from registration under the Securities Act of 1933 (the "Act"). Management anticipates that the Company will need additional aggregate proceeds from equity or debt financing of approximately $650,000 to satisfy its cash requirements during the twelve month period ending January 31, 2002. In addition, management believes that the Company may need additional financing beyond this period to fund its operations should the Company be unable to generate cash flow from operations. The Company will attempt to obtain all or a substantial portion of such financing through a proposed initial public offering of up to 300,000 units (the "Units"), with each Unit comprised of one share of common stock and three common stock purchase warrants. The Unit offering price will be calculated based on a moving average of the closing price of the Company's common stock for a specified period prior to the effective date of the offering. Although the Company and an investment banking firm have signed a "Letter of Intent" whereby, subject to the satisfaction of various conditions, they will enter into an underwriting agreement to underwrite the Company's initial public offering of Units on a "best efforts" basis, management cannot assure that any of the Units will be sold, that if sales of Units are consummated the proceeds will be sufficient to enable the Company to continue to operate as a going concern through at least January 31, 2002 or that there will be alternative sources of equity or debt financing if the proceeds from any sales of Units are insufficient.

We do not believe that our business is subject to seasonal trends or inflation. On an ongoing basis, we will attempt to minimize any effect of inflation on our operating results by controlling operating costs and whenever possible, seeking to insure that subscription rates reflect increases in costs due to inflation.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company currently rents office space on a month-to-month basis which will be expanded as revenues increase. The Company owns no properties at present and has no intent or agreement to acquire any properties.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth each person known by the Company to be the beneficial owner of 5% or more of the Company's common stocks, all directors individually and all directors and officers of the Company as approved. Except as noted, each person has sole voting and investment power with respect to the shares shown



Percentage of Class
Name and Address of Owner    Amount of Ownership   (Common Stock)
-------------------------    -------------------   --------------
John A. Ruela                  4,548,000 Shares             44.5%
70 Pasadena Avenue
Lodi, New Jersey  07644

Thomas Melillo                 4,865,000 Shares             48.1%
2 Johnsvale Road
Park Ridge, New Jersey 07656

All executive officers
  as a group                   9,413,000 Shares             92.6%


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

The Company has the following Directors and Officers who have served in these capacities since April 1998. Directors and officers are elected on an annual basis.








Name                    Age           Positions and Offices Held
----                    ---           --------------------------
John Ruela              32            Chief Executive Officer,
                                      Chief Operating Officer,
                                      Vice President and Chairman
                                      of the Board of Directors

Thomas Melillo          57            President, Chief Financial
                                      Officer and Director


JOAO (JOHN) A. RUELA 32 years old. Vice President, CEO and Founder of Wall Street Web, Inc. Prior to founding Wall Street Web, Inc. Mr. Ruela was a Registered Representative with Westfalia Investments from 1993 to 1997. Mr. Ruela attended Bergen College from 1988-1990 study business administration and computer science.

THOMAS MELILLO, 57 years old. President, CFO and founder of Wall Street Web, Inc. Prior to founding Wall Street Web, Inc., Mr. Mellillo was self employed as a Day Trader from 1992 to 1997. Mr. Mellillo attended Saint Peters College University and received a degree in Business Administration.

JOSE URQUIJO, 23 years old. Sales Manager, Customer Service and PC Technician. Mr. Urquijo received his education and training at Bergen College, Paramus, New Jersey (Commercial Art and Business Administration) as well as the Plaza School of Technology in the same city. After graduation, Mr. Urquijo worked at Source Consulting from June 1997 - March 1998; The Watts Room from March 1998-September 1998; Better Computer from September 1998 - December 1998; and Price Waterhouse Coopers Lybrand from December 1998 until he joined the Company in 1999

JEFF SHELLY, 33 years old. Web Master. Prior to joining Wall Street Web, Inc. Mr. Shelly was the Webmaster for Megasoft Online, Inc. from 1996-1997. From 1995-1996 Mr. Shelly was a Webmaster for Incyte Media. Mr. Shelly received his BS in Business Administration from New York University.






















ITEM 6 - EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE


                          ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                  ----------------------------------- -------------------------------------
                                                              AWARDS            PAYOUTS
                                                      ---------------------     -----------
                                                                  SECURITIES
  NAME                                                 RESTRICTED UNDERLYING       ALL
  AND                                      OTHER ANNUAL  STOCK     OPTIONS/  LTIP OTHER
PRINCIPAL                SALARY    BONUS   COMPENSATION  AWARDS     SARS
POSITION          YEAR   ($)       ($)      ($)        ($)        (#)     ($)

(a)               (b)    (c)       (d)      (e)        (f)        (g)
----------------------------------------------------------------------------------------

John Ruela ...    2000   $43,000   0        0          0          0       0
 Chief Executive
 Officer

Thomas Melillo    2000   $13,000   0        0          0          0       0
 Chief Financial
 Officer


No retirement, pension, profit sharing or stock option programs have been adopted by the Company for the benefit of its employees.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of April 1, 2001, the Company has issued a total of 9,413,000 shares of common stock to the following persons:

               John Ruela                          4,548,000
               Thomas Melillo                      4,865,000

During January 2000, the Principal Stockholders transferred a total of 200,000 shares of the Company's common stock directly to certain financial consultants and a total of 25,000 shares to employees of the Company as consideration for services the consultants and employees provided to the Company. The Company recorded charges to deferred offering costs of $136,000 and compensation expense of $17,000 and contributions to capital of $153,000 based on the estimated fair value of the shares transferred. The Principal Stockholders also agreed to make contributions to the Company's capital by waiving the Company's obligation to pay them accrued compensation aggregating $114,434 and $113,367 during 2000 and 1999, respectively, and accrued expenses of $4,100 during 2000. The Company accounted for the waiver by recording reductions in the related accrued liabilities and increasing common stock and additional paid-in capital.

ITEM 8 - DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of One hundred million (100,000,000) shares of Common Stock, with a stated value of $.001. The following statements relating to the capital stock set forth in material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation, Certificate of Amendment to the Certificate of Incorporation, and the By-Laws, copies of which are filed as Exhibits to this Registration Statement.


COMMON STOCK

Holders of shares of Common Stock are entitled to one vote for each share in all matters to be voted upon by the Stockholders. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a Liquidation, Dissolution or Winding Up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

The holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock. In December 1999, Mr. Melillo and Mr. Ruela each gifted certain shares of the Company's common stock to certain of their family members and friends.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this
 Registration Statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's Common Stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

The Company plans to apply for trading on the OTC Bulletin Board and when the Company meets the listing requirements, then application will be submitted for the NASDAQ Small Cap Market.


POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY
STOCK"

By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share, it will be considered a "penny stock". The prerequisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred many brokerage firms from soliciting orders for certain low priced stocks.

Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock".

TRANSFER AGENT

Jersey Transfer of Verona, New Jersey is the transfer agent for the Common Stock of the Company.

GLOSSARY

The Company. The corporation whose common stock is the subject of This Registration Statement.

Exchange Act.  The Securities Exchange Act of 1934, as amended.

Securities Act.  The Securities Act of 1933, as amended.

                                     PART II

ITEM 1 - MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

MARKET INFORMATION

There is no public trading market for the Company's common stock.
As of April 1, 2001, there were 10,691,500 shares of the Company's common stock issued and outstanding. As of the date of this filing, there were no un-issued shares of Company's common stock available for sale pursuant to Rule 144 under The
Securities Act.

HOLDERS

The Company has approximately 55 common stock shareholders.


ITEM 2 - LEGAL PROCEEDINGS

The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse affect on the Company.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

        (a) RECENT SALES: The Company has the following stock issuances as described below. All such shares were sold to individuals by the officers and directors of the Registrant and no underwriters were utilized.

                1. On December 14, 1999, 5,000 shares of common stock were issued for a total offering of $5,000.00 cash.

                2. On December 15, 1999, 5,000 shares of common stock were issued for a total offering of $5,000.00 cash.

                3. On December 20, 1999, 10,000 shares of common stock were issued for a total offering of $10,000.00 cash.

                4. On December 22, 1999, 10,000 shares of common stock were issued for a total offering of $10,000.00 cash.

                5. On January 31, 2000, 5,000 shares of common stock were issued for a total offering of $5,000.00 cash.

                6. On February 29, 2000, 20,000 shares of common stock were issued for a total offering of $10,000 cash.

                7. On March 4, 2000, 20,000 shares of common stock were issued for a total offering of $10,000 cash.

                8. On March 7, 2000, 2,500 shares of common stock were issued for a total offering of $2,500 cash.

                9. On March 9, 2000, 6,500 shares of common stock were issued for a total offering of $6,500 cash.

                10. On March 23, 2000, 20,000 shares of common stock were issued for a total offering of $10,000 cash.

                11. On May 26, 2000, 540,000 shares of common stock were issued for a total offering of $250,000 cash.

                12. On January 25, 2001,  5,000 shares of Common
                Stock were issued for a total offering price of $10,000 cash.

                13. On January 26, 2001,  5,000 shares of Common
                Stock were issued for a total offering price of $10,000 cash.

                14. On January 29, 2001,  5,000 shares of Common
                Stock were issued for a total offering price of $10,000 cash

                15. On March 5, 2001,  12,500 shares of Common
                Stock were issued for a total offering price of $25,000 cash

        (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 631,500 shares listed in Item 4 (a) 1 through 15, such issuances were made in reliance on the private placement exemptions provided by Section 4 (2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D and Rule 504 of the Act.

In each instance, each of the share purchasers had access to Sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written Subscription Agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

        (a) That they had the ability to bear the economic risks of investing in the shares of the Registrant.

        (b) That they had sufficient knowledge in financial, business or investment matters to evaluate the merits and risks of the investment.

        (c) That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

        (d) That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws limit the liability of its directors to the Fullest extent permitted by New Jersey corporate securities law. Specifically, directors of the Company will not be personally liable for the monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.



















                                    PART F/S

Financial statements required by Item 310 of Regulation S-B begin on Page F-1.


                              WALL STREET WEB, INC.


                         INDEX TO FINANCIAL STATEMENTS

                                                                       PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                               F-2

BALANCE SHEET
  APRIL 30, 2000                                                       F-3

STATEMENTS OF OPERATIONS
  YEARS ENDED APRIL 30, 2000 AND 1999 (Unaudited)                      F-4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  YEARS ENDED APRIL 30, 2000 AND 1999 (Unaudited)                      F-5

STATEMENTS OF CASH FLOWS
  YEARS ENDED APRIL 30, 2000 AND 1999 (Unaudited)                      F-6

NOTES TO FINANCIAL STATEMENTS                                        F-7/15

CONDENSED BALANCE SHEET
  JANUARY 31, 2001 (Unaudited)                                        F-16

CONDENSED STATEMENTS OF OPERATIONS
  NINE AND THREE MONTHS ENDED JANUARY 31, 2001 AND 2000 (Unaudited)   F-17

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
  NINE MONTHS ENDED JANUARY 31, 2001 (Unaudited)                      F-18

CONDENSED STATEMENTS OF CASH FLOWS
  NINE MONTHS ENDED JANUARY 31, 2001 AND 2000 (Unaudited)             F-19

NOTES TO CONDENSED FINANCIAL STATEMENTS                             F-20/23


                             *     *     *
                                  F-1




















                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
Wall Street Web, Inc

We have audited the accompanying balance sheet of WALL STREET WEB, INC. as of April 30, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Web, Inc. as of April 30, 2000, and its results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The financial statements referred to in the first paragraph have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 3 to the financial statements, the Company's operations have generated recurring losses and it had an accumulated deficit as of April 30, 2000. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The accompanying statements of operations, changes in stockholders' equity and cash flows for the year ended April 30, 1999 were not audited by us and, accordingly, we do not express an opinion on them.



                                                  J.H. Cohn LLP

Roseland, New Jersey
August 31, 2000


                                     F-2





                              WALL STREET WEB, INC.

                                 BALANCE SHEET
                                 APRIL 30, 2000



                                     ASSETS
Current assets:
   Cash and cash equivalents                                   $   52,055
   Accounts receivable                                              3,894
                                                               ----------
         Total current assets                                      55,949

Equipment, furniture and fixtures, net                             11,174
Deferred offering costs                                           182,060
                                                               ----------
         Total                                                 $  249,183
                                                               ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses                       $   48,903
   Deferred revenues                                               30,727
                                                               ----------
         Total liabilities                                         79,630
                                                               ----------
Commitments and contingencies

Stockholders' equity:
   Common stock, no par value; stated value $.001 per share;
     100,000,000 shares authorized; 10,124,000 shares issued
     and outstanding                                              10,124
   Additional paid-in capital                                    454,706
   Accumulated deficit                                          (295,277)
                                                               ---------
        Total stockholders' equity                               169,553
                                                               ---------
        Total                                                  $ 249,183
                                                               =========



See Notes to Financial Statements.



                                      F-3


                              WALL STREET WEB, INC.

                            STATEMENTS OF OPERATIONS
                       YEARS ENDED APRIL 30, 2000 AND 1999




                                                         2000         1999
                                                      (Audited)   (Unaudited)

Revenues                                              $ 227,765    $ 153,921
                                                      ---------    ---------
Operating expenses:
   Cost of revenues                                      31,685       17,282
   Selling                                               44,414       51,342
   General and administrative                           340,401      186,504
                                                      ---------    ---------
     Totals                                             416,500      255,128
                                                      ---------    ---------
Net loss                                              $(188,735)   $(101,207)
                                                      =========    =========

Basic loss per common share                           $    (.02)   $    (.01)
                                                      =========    =========

Weighted average number of common shares outstanding  10,021,474   10,000,000
                                                      ==========   ==========



See Notes to Financial Statements.

                                       F-4






















                              WALL STREET WEB, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      YEARS ENDED APRIL 30, 2000 AND 1999



                                                      Additional                Total
                                     Common Stock      Paid-in   Accumulated Stockholders'
                                     Shares  Amount    Capital      Deficit     Equity
                                     ------  ------    -------   ----------- ------------
Balance, May 1, 1998 (Unaudited)   10,000,000 $10,000   $ (8,500) $  (5,335)  $  (3,835)

Contributions to capital by prin-
   cipal stockholders through
   waiver of accrued salaries
   and expenses                                          117,467                117,467

Net loss                                                           (101,207)   (101,207)
                                   ---------- -------   --------   --------   ---------
Balance, April 30, 1999 (Unaudited)10,000,000  10,000    108,967   (106,542)     12,425

Proceeds from sales of shares
   at $.50 and $1.00 per share
   through private placements         124,000     124     83,876                 84,000

Expenses related to private
   placements                                             (5,571)                (5,571)

Contributions to capital by prin-
   cipal stockholders through:
   Waiver of accrued salaries                            114,434                114,434

   Transfer of 200,000 shares
       directly to consultants
       and employees of the
       Company for services
       they provided to the
       Company                                           153,000                153,000

Net loss                                                           (188,735)   (188,735)
                                   ---------- -------   --------  ---------   ---------
Balance, April 30, 2000	           10,124,000 $10,124   $454,706  $(295,277)  $ 169,553
                                   ========== =======   ========  =========   =========



See Notes to Financial Statements.




                                       F-5



                              WALL STREET WEB, INC.

                            STATEMENTS OF CASH FLOWS
                       YEARS ENDED APRIL 30, 2000 AND 1999



                                                         2000          1999
                                                       --------     ----------
                                                       (Audited)    (Unaudited)

Operating activities:
   Net loss                                            $(188,735)   $(101,207)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Noncash operating expenses                         131,434      117,467
      Depreciation                                         6,791        5,014
      Forgiveness of receivables from business
         controlled by stockholders                       12,842
      Changes in operating assets and liabilities:
         Accounts receivable                               1,421       (1,205)
         Accounts payable and accrued expenses            40,755       (6,992)
         Deferred revenues                                  (782)       8,418
                                                       ---------    ---------
            Net cash provided by operating activities      3,726       21,495
                                                       ---------    ---------
Investing activities:
   Purchases of equipment                                 (4,667)     (10,427)
   Advances to business controlled by stockholders        (5,963)      (6,879)
                                                       ---------    ---------
            Net cash used in investing activities        (10,630)     (17,306)
                                                       ---------    ---------
Financing activities:
   Proceeds from private placements                       78,429
   Deferred offering costs                               (46,060)
                                                       ---------
            Net cash provided by financing activities     32,369
                                                       ---------
Net increase in cash and cash equivalents                 25,465        4,189
Cash and cash equivalents, beginning of year              26,590       22,401
                                                       ---------    ---------
Cash and cash equivalents, end of year                 $  52,055    $  26,590
                                                       =========    =========



See Notes to Financial Statements.





                                     F-6




                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Nature of operations and business:
         Wall Street Web, Inc. (the "Company") and its predecessor have been providing new and unique "rumor" information covering the day-to-day activities of "Wall Street" since December 1997. It operated as Thomas Melillo DBA Stockrumors.com, an unincorporated business, from December 1997 until April 1998 when it was incorporated in New Jersey as Wall Street Web, Inc. The Company gathers and compiles information from contacts at financial institutions and releases such information to subscribers (generally, financial and stock market professionals) through its web sites, www.stockrumors.com and www.brokercall.com, on a timely basis. The Stockrumors.com web site, which is continuously updated, provides the investing public with information concerning rumors that move stocks and the stock market. The Brokercall.com web site allows the investing public to view analyst upgrades and downgrades on a particular company. In addition to revenues from subscriptions, the Company generates revenues from advertising banners and sponsorships on its web sites.

         As of April 30, 2000, Thomas Melillo and Joao (John) Ruela (the "Principal Stockholders") owned 48.1% and 44.5% of the outstanding shares of the Company's common stock, respectively.


Note 2 - Summary of significant accounting policies:
           Use of estimates:
		 The preparation of financial statements in conformity with
             generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Cash and cash equivalents:
           The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at April 30, 2000 or 1999.

        Concentrations of credit risk:
          The Company maintains its cash in bank deposit accounts the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.



                                      F-7












                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):
           Revenue recognition:
             Revenues are generated through the sales of subscriptions and advertising banners and sponsorships on the Company's web sites. Subscription revenues are generally collected in advance on a monthly, quarterly, semi-annual or annual basis. Advertising revenues are generally derived from agreements that provide for monthly fees and guarantee advertisers a specified monthly utilization rate for the Company's web sites and additional advertising time if there is a utilization shortfall. Subscription and advertising revenues are recognized on a straight-line basis over the respective periods of the related subscription and advertising agreements. Unearned fees (including fees related to utilization shortfalls) are included in deferred revenues in the accompanying balance sheet.

         Web site development costs:
           The Company accounts for costs incurred in connection with the development of a web site in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" and Emerging Issues Task Force Issue No. 00-2, "Accounting for Web Site Development Costs." Accordingly, all costs incurred in planning the development of a web site are expensed as incurred. Costs, other than general and administrative and overhead costs, incurred in the web site application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the web site, are capitalized. Fees paid to an Internet service provider for hosting a web site on its server(s) connected to the Internet are expensed over the estimated period of benefit. Other costs incurred during the operating stage, such as training, administration and maintenance costs, are expensed as incurred. Costs incurred during the operating stage for upgrades and enhancements of a web site are capitalized if it is probable that they will result in added functionality. Capitalized web site development costs are amortized on a straight-line basis over their estimated useful life.

           The Company did not incur any material costs in the application and infrastructure development stage of its web sites, other than the costs of hardware which were capitalized.

         Deferred offering costs:
           Deferred offering costs represent costs incurred by the Company in Connection with a proposed initial public offering of the Company's securities (see Note 10). Such costs will be offset against the proceeds received from the public offering, if any, or expensed in the period in which the offering is terminated.

         Equipment, furniture and fixtures:
           Equipment, furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from three to seven years.
                                      F-8


                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies (continued):
           Advertising costs:
             Advertising costs are expensed when incurred. Advertising costs were approximately $32,000 and $51,000 in 2000 and 1999, respectively.

           Income taxes:
             The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

           Net earnings (loss) per share:
             The Company presents basic earnings (loss) per share and, if appropriate, diluted earnings per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. Diluted per share amounts have not been presented in the accompanying statements of operations because the Company did not have any potentially dilutive common shares outstanding during 2000 and 1999.

             The number of common shares outstanding and the weighted average number of common shares outstanding have been retroactively adjusted in the accompanying financial statements and these notes as if the issuance of an additional 9,997,500 shares to the Principal Stockholders of the Company in November 1999 resulting from a 4,000 for 1 stock split had occurred in April 1998 when the Company was incorporated.


                                     F-9






                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies (concluded):
         Recent accounting pronouncements:
           The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued certain accounting pronouncements as of April 30, 2000 that will become effective in subsequent periods. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will be required to implement SAB 101 no later than the fourth quarter of its fiscal year ending April 30, 2001. However, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the years ended April 30, 2000 and 1999 or that they will have a significant affect at the time they become effective.


Note 3 - Basis of presentation:
         The accompanying financial statements have been prepared assuming that The Company will continue as a going concern. However, as shown in the accompanying financial statements, the Company incurred net losses of $188,735 and $101,207 in 2000 and 1999, respectively, and it had accumulated a deficit from its inception through April 30, 2000 of $295,277. Management believes that the Company will continue to incur net losses through at least April 30, 2001. Although a substantial portion of the Company's historical net losses have been attributable to compensation payable to the Company's Principal Stockholders that was accrued and subsequently waived and other noncash operating expenses (see Note 8), it will need additional equity or debt financing to be able to sustain its operations until it can achieve profitability. These matters raise substantial doubt about the Company's ability to continue as a going concern.

         Management also believes that the commercial success and profitability of the Company will depend significantly on its ability to (i) expand the subscriber base for its current web sites in the United States and abroad; (ii) launch new web sites in the United States and abroad that will be of interest to the financial community; (iii) increase web site advertising revenues derived from current sources and through the development of new sources; and (iv) expand the range of services offered to subscribers and other users.


                                    F-10






                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 3 - Basis of presentation (concluded):
         From its inception through April 30, 2000, the Company obtained a portion of its financing through private placements of common stock pursuant to offerings intended to be exempt from registration under the Securities Act of 1933 (the "Act"). On May 26, 2000, the Company received proceeds of approximately $230,000, net of related offering costs, from the sale of 500,000 shares of common stock at $.50 per share through a private placement (see Note 11). Management anticipates that the Company will need additional aggregate proceeds from equity or debt financing of approximately $650,000 to satisfy its cash requirements from May 1, 2000 through April 30, 2001. The Company will attempt to obtain all or a substantial portion of such financing through a proposed initial public offering of up to 300,000 units (the "Units"), with each Unit comprised of one share of common stock and three common stock purchase warrants (see Note 10). The offering price for each Unit will be calculated based on a moving average of the closing price of the Company's common stock for a specified period prior to the date the offering commences. However, the Company's common stock was not publicly traded as of August 31, 2000 and will not become publicly traded until the Company files the appropriate information with the Securities and Exchange Commission. Although the Company and an investment banking firm signed a "Letter of Intent" whereby, subject to the satisfaction of various conditions, they will enter into an underwriting agreement related to the sale of the Units by the underwriter on a "best efforts" basis, management cannot assure that any of the Units will be sold, that if sales of Units are consummated, the proceeds will be sufficient to enable the Company to continue to operate as a going concern through at least April 30, 2001 or that there will be alternative sources of equity or debt financing if the proceeds from any sales of Units are insufficient.

         The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.


Note 4 - Equipment, furniture and fixtures:
         Equipment, furniture and fixtures consist of the following at April 30, 2000:

            Computers and related equipment                   $19,409
            Equipment                                           2,291
            Furniture and fixtures                              1,940
                                                              -------
                                                               23,640
            Less accumulated depreciation                      12,466
                                                              -------
              Total                                           $11,174
                                                              =======

                                     F-11
                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 5 - Income taxes:
         As of April 30, 2000, the Company had net operating loss carryforwards of approximately $226,000 available to reduce future Federal and state taxable income which will expire in 2019 and 2020.

         The Company's deferred tax assets and liabilities as of April 30, 2000 consisted of the effects of temporary differences attributable to the following:

            Net operating loss carryforwards            $116,000
            Deferred revenues                             12,300
            Depreciation                                  (4,500)
                                                        --------
                                                         123,800
            Less valuation allowance                    (123,800)
                                                        --------
            Total                                       $  -
                                                        ========

           Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company offset its net deferred tax assets by an equivalent valuation allowance as of April 30, 2000. The Company had also offset the potential benefits of $47,800 from net deferred tax assets by an equivalent valuation allowance as of April 30, 1999. It did not have any material temporary differences as of April 30, 1998. As a result of the increases in the valuation allowance of $76,000 and $47,800 during 2000 and 1999, respectively, there are no credits for income taxes reflected in the accompanying statements of operations to offset pre-tax losses.

Note 6 - Deferred offering costs:
           As of April 30, 2000, the Company had incurred and deferred costs totaling $182,060 in connection with its proposed initial public offering (see Notes 8 and 10).

Note 7 - Common stock:
           At the time the Company was incorporated, it was authorized to issue up to 2,500 shares of common stock with no par value. As a result of amendments to the Company's Certificate of Incorporation, it was authorized to issue up to 100,000,000 shares of common stock with no par value as of April 30, 2000.

           On various dates between December 14, 1999 and March 23, 2000, the Company sold a total of 124,000 shares of common stock through private placements intended to be exempt from registration under the Act for aggregate gross proceeds of $84,000, of which $40,000 was attributable to the sale of 80,000 shares of common stock at $.50 share and $44,000 was attributable to the sale of 44,000 shares per of common stock at $1.00 per share. The Company incurred aggregate expenses of $5,571 in connection with the private placements.

                                      F-12
                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 8 - Related party transactions:
           During January 2000, the Principal Stockholders transferred a total of 200,000 shares of the Company's common stock directly to certain financial consultants and a total of 25,000 shares to employees of the Company as consideration for services the consultants and employees provided to the Company. The Company recorded charges to deferred offering costs of $136,000 and compensation expense of $17,000 and contributions to capital of $153,000 based on the estimated fair value of the shares transferred. The Principal Stockholders also agreed to make contributions to the Company's capital by waiving the Company's obligation to pay them accrued compensation aggregating $114,434 and $113,367 during 2000 and 1999, respectively, and accrued expenses of $4,100 during 1999.
           The Company accounted for the waivers by recording reductions in the related accrued liabilities and increasing additional paid-in capital. These were noncash transactions and, accordingly, they are not reflected in the accompanying statements of cash flows.

           The Company made loans to a business controlled by its principal stockholders of $5,963 and $6,879 during 2000 and 1999, respectively, that were noninterest bearing and due on demand. The Company wrote off the entire $12,842 receivable balance that arose from the amounts advanced to the related company during 2000.


Note 9 - Fair value of financial instruments:
           The Company's material financial instruments as of April 30, 2000 and 1999 for which disclosure of estimated fair value is required consisted of trade receivables and payables and accrued expenses. In the opinion of management, the carrying value of these financial instruments approximated their fair values as of those dates because of their short maturities.


Note 10- Commitments and contingencies:
           Operating lease:
             The Company rents office space on a month-to-month basis. Related rent expense was $6,000 for both 2000 and 1999.

         Stockholder agreement:
           Under the terms of an agreement among the Company and the Principal Stockholders, each Principal Stockholder has a right of first refusal with respect to the purchase of any shares of the Company's common stock offered for sale by the other Principal Stockholder at a purchase price equal to the market value of the shares. If the right of first refusal is not exercised, the Company has the right to purchase the shares at their market value. This agreement will terminate if and when the Company completes an initial public offering of its common stock.

                                      F-13





                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 10- Commitments and contingencies (concluded):
         Proposed public offering:
           As explained in Note 3, the Company intends to obtain financing needed for the continuation of its operations through an initial public offering of its equity securities. On March 30, 2000, the Company and an investment banking firm signed a "Letter of Intent" whereby, subject to the satisfaction of various conditions further described below, they will enter into an underwriting agreement related to the sale of up to 300,000 Units by the underwriter on a "best efforts" basis. Each Unit will consist of one share of the Company's common stock and three common stock purchase warrants. It is proposed that the offering price for each Unit will be calculated based on the 14 day moving average of the closing price of the Company's common stock immediately prior to the date the initial public offering commences, less a 15% discount. However, the Company's common stock was not publicly traded as of August 31, 2000 and will not become publicly traded until the Company files the appropriate information with the Securities and Exchange Commission. Each warrant will entitle the holder thereof to purchase one share of common stock at any time commencing from the closing date of the proposed initial public offering until three years subsequent to the date the proposed initial public offering commences at $.50 above the offering price for each Unit. The Company may, at its sole discretion, extend the period of exercise of the warrants. The warrants will be callable by the Company during a specified period at $.001 per warrant, provided that the bid price for the common stock reaches a specified level for a specified period prior to redemption. The Letter of Intent also specifies that the underwriter will receive commissions equal to 10% of the public offering price, a 3% nonaccountable expense allowance (of which $25,000 was prepaid on a nonrefundable basis in April 2000) and underwriter's warrants that will be subject to "demand" and "piggy back" registration rights.

           The Letter of Intent also imposes certain other requirements and restrictions on the Company. Among other things, the Company will be required to: authorize the issuance and sale of the 3,000,000 Units; file the appropriate registration statement for the offering of the Units under the Act; be capitalized on the basis of 100,000,000 authorized shares of common stock with no par value; restrict the number of shares of common stock authorized and issued as of the filing date for the registration statement and the initial date of the public offering to a maximum of 11,000,000 shares; refrain from granting preemptive rights to any stockholder or issuing any other securities; enter into an underwriting agreement with the investment banking firm; grant the underwriter a right of first refusal to act as the underwriter with respect to certain offerings of securities made by the Company during the three year period subsequent to the completion of the offering of the Units; and provide the underwriter with the right to designate a member of the Company's board of directors or a nonvoting advisor thereto during the five year period subsequent to the completion of the offering of the Units.

                                      F-14


                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 11- Subsequent events:
           On May 26, 2000, the Company sold 500,000 shares of common stock at $.50 per share through a private placement intended to be exempt from registration under the Act and received gross proceeds of $237,500, net of payments for related offering costs of $12,500. It also issued 40,000 shares of common stock to a financial consultant that assisted the Company in finding investors and provided other financial advisory services in connection with the sale of the shares.
                                 *     *     *
                                     F-15

                              WALL STREET WEB, INC.

                             CONDENSED BALANCE SHEET
                           JANUARY 31, 2001 (Unaudited)

                                    ASSETS
Current assets:
  Cash and cash equivalents                                       $  47,420
  Accounts receivable                                                 1,637
  Prepaid expenses                                                    8,785
                                                                  ---------
         Total current assets                                        57,842

Equipment, furniture and fixtures, net                               11,365
                                                                  ---------
        Total                                                     $  69,207
                                                                  =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                          $  38,061
  Deferred revenues                                                  4,736
                                                                 ---------
         Total liabilities                                          42,797
                                                                 ---------
Commitments and contingencies

Stockholders' equity:
  Common stock, no par value; stated value $.001 per share;
    100,000,000 shares authorized; 10,679,000 shares issued
     and outstanding                                                10,679
   Additional paid-in capital                                      778,151
   Accumulated deficit                                            (762,420)
                                                                 ---------
        Total stockholders' equity                                  26,410
                                                                 ---------
        Total                                                    $  69,207
                                                                 =========

See Notes to Condensed Financial Statements.

                                     F-16


                              WALL STREET WEB, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
           NINE AND THREE MONTHS ENDED JANUARY 31, 2001 AND 2000 (Unaudited)



                                     Nine Months           Three Months
                                    Ended January 31,    Ended January 31,
                                ---------------------    -----------------
                                2001        2000          2001        2000
                             ---------   ---------     ----------  ---------
Revenues                     $ 101,254   $ 161,328     $   23,073  $  42,443
                             ---------   ---------     ----------  ---------
Operating expenses:
  Cost of revenues              15,632      18,934          4,860      5,881
  Selling                       18,169      43,829          2,054      7,875
  General and administrative   534,596     214,061         94,376     90,364
                             ---------   ---------     ----------  ---------
    Totals                     568,397     276,824        101,290    104,120
                             ---------   ---------     ----------  ---------
Net loss                     $(467,143)  $(115,496)    $  (78,217) $ (61,677)
                             =========   =========     ==========  =========


Basic loss per common share      $(.04)      $(.01)         $(.01)     $(.01)
                                 =====       =====          =====      =====


Weighted average number of
 common shares outstanding   10,615,757  10,004,257    10,666,011  10,012,772
                             ==========  ==========    ==========  ==========



See Notes to Condensed Financial Statements.


                                       F-17













                              WALL STREET WEB, INC.

             CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                       NINE MONTHS ENDED JANUARY 31, 2001
                                  (Unaudited)





                                                      Additional                Total
                                     Common  Stock     Paid-in   Accumulated Stockholders'
                                     Shares  Amount    Capital      Deficit     Equity
                                   ---------- -------   --------  ---------   ---------
Balance, May 1, 2000               10,124,000 $10,124   $454,706  $(295,277)  $ 169,553


Proceeds from sale of shares
   at $.50 and $2.00 per share
   through private placements         515,000     515    279,485                280,000

Effects of issuance of shares in
   exchange for professional
   services related to private
   placements                          40,000      40        (40)

Other expenses related to private
   placements                                            (15,500)               (15,500)

Contributions to capital by prin-
   cipal stockholders through
   waiver of accrued salaries                             59,500                 59,500

Net loss                                                           (467,143)   (467,143)
                                   ---------- -------   --------  ---------   ---------
Balance, January 31, 2001          10,679,000 $10,679   $778,151  $(762,420)  $  26,410
                                   ========== =======   ========  =========   =========


See Notes to Condensed Financial Statements.



                                     F-18













                              WALL STREET WEB, INC.

                        CONDENSED STATEMENTS OF CASH FLOWS
              NINE MONTHS ENDED JANUARY 31, 2001 AND 2000 (Unaudited)

                                                         2001           2000
                                                      ---------      ----------
Operating activities:
  Net loss                                            $(467,143)     $(115,496)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Noncash operating expenses                           59,500         88,500
    Depreciation                                          5,921          5,007
    Write-off of deferred offering costs                187,976
    Forgiveness of receivables from stockholders                        12,842
    Changes in operating assets and liabilities:
      Accounts receivable                                 2,257          3,115
      Prepaid expenses                                   (8,785)
      Accounts payable and accrued expenses             (10,842)         4,727
      Deferred revenues                                 (25,991)        (6,862)
                                                       --------       --------
        Net cash used in operating activities          (257,107)        (8,167)
                                                       --------       --------
Investing activities:
  Purchases of equipment                                 (6,112)        (2,898)
  Advances to stockholders                                              (5,963)
                                                       --------       --------
        Net cash used in investing activities            (6,112)        (8,861)
                                                       --------       --------
Financing activities:
  Proceeds from private placements                      264,500        186,428
  Deferred offering costs                                (5,916)      (150,488)
                                                       --------       --------
        Net cash provided by financing activities       258,584         35,940
                                                       --------       --------
Net increase (decrease) in cash and cash equivalents     (4,635)        18,912
Cash and cash equivalents, beginning of period           52,055         26,590
                                                       --------       --------
Cash and cash equivalents, end of period             $   47,420     $   45,502
                                                     ==========     ==========




See Notes to Condensed Financial Statements.

                                    F-19








                              WALL STREET WEB, INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                 (Unaudited)


Note 1 - Unaudited interim financial statements:
           In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Wall Street Web, Inc. (the "Company") as of January 31, 2001, its results of operations for the nine and three months ended January 31, 2001, its changes in stockholders' equity for the nine months ended January 31, 2001 and its cash flows for the nine months ended January 31, 2001 and 2000. Certain terms used herein are defined in the audited financial statements of the Company as of April 30, 2000 (the "Audited Financial Statements") included in the Company's Form 10-SB, as amended, (the "10-SB") previously filed with the Securities and Exchange Commission (the "SEC"). Pursuant to rules and regulations of the SEC, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, the accompanying unaudited condensed financial statements should be read in conjunction with the Audited Financial Statements and the other information included in the 10-SB.

           The results of operations for the nine and three months ended January 31, 2001 are not necessarily indicative of the results of operations for the full year ending April 30, 2001.

Note 2 - Basis of presentation:
           The accompanying condensed financial statements have been prepared assuming that the Company will continue as a going concern. However, as shown in the accompanying condensed financial statements, the Company incurred a net loss of $467,143 in the nine months ended January 31, 2001, and it had accumulated a deficit from its inception through January 31, 2001 of $762,420. Management believes that the Company will continue to incur net losses through at least January 31, 2002. Although a substantial portion of the Company's historical net losses have been attributable to compensation payable to the Company's Principal Stockholders that was accrued and subsequently waived and other noncash operating expenses (see Note 4 below and Note 8 of the notes to the Audited Financial Statements in the 10-SB), it will need additional equity or debt financing to be able to sustain its operations until it can achieve profitability. These matters raise substantial doubt about the Company's ability to continue as a going concern.


                                     F-20










                              WALL STREET WEB, INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)

Note 2 - Basis of presentation (concluded):
           Management also believes that the commercial success and profitability of the Company will depend significantly on its ability to (i) expand the subscriber base for its current web sites in the United States and abroad; (ii) launch new web sites in the United States and abroad that will be of interest to the financial community; (iii) increase web site advertising revenues derived from current sources and through the development of new sources; and (iv) expand the range of services offered to subscribers and other users.


           From its inception through January 31, 2001, the Company obtained a portion of its financing through private placements of common stock pursuant to offerings intended to be exempt from registration under the Securities Act of 1933 (the "Act"). During the nine months ended January 31, 2001, the Company received proceeds of $267,500, net of related offering costs, from the sale of 515,000 shares of common stock at prices ranging from $.50 to $2.00 per share through private placements (see Note 4 below). Management anticipates that the Company will need additional aggregate proceeds from equity or debt financing of approximately $650,000 to satisfy its cash requirements from February 1, 2001 through January 31, 2002. The Company will attempt to obtain all or a substantial portion of such financing through a proposed initial public offering of up to 300,000 units (the "Units"), with each Unit comprised of one share of common stock and three common stock purchase warrants (see Note 10 of the notes to the Audited Financial Statements in the 10-SB). The offering price for each Unit will be calculated based on a moving average of the closing price of the Company's common stock for a specified period prior to the date the offering commences. However, the Company's common stock was not publicly traded as of February 22, 2001 and will not become publicly traded until the Company files the appropriate information with the SEC. Although the Company and an investment banking firm signed a "Letter of Intent" whereby, subject to the satisfaction of various conditions, they will enter into an underwriting agreement related to the sale of the Units by the underwriter on a "best efforts" basis, management cannot assure that any of the Units will be sold, that if sales of Units are consummated, the proceeds will be sufficient to enable the Company to continue to operate as a going concern through at least January 31, 2002 or that there will be alternative sources of equity or debt financing if the proceeds from any sales of Units are insufficient.

           The accompanying condensed financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.

                                      F-21


                              WALL STREET WEB, INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)

Note 3 - Income taxes:
           As of January 31, 2001, the Company had net operating loss carryforwards of approximately $757,000 available to reduce future Federal and state taxable income which will expire from 2019 through 2021. The Company's deferred tax assets and liabilities as of January 31, 2001 consisted of the effects of temporary differences attributable to the following:

             Net operating loss carryforwards                   $302,800
             Deferred revenues                                     1,900
             Depreciation                                         (4,500)
                                                                --------
                                                                 300,200
             Less valuation allowance                           (300,200)
                                                                --------
                Total                                           $   -
                                                                ========

           Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company offset the potential benefits from its net deferred tax assets by an equivalent valuation allowance as of January 31, 2001. The Company had also offset the potential benefits from net operating loss carryforwards by equivalent valuation allowances during the six months ended October 31, 2000 and the year ended April 30, 2000. Accordingly, although the Company had pre-tax losses for the nine and three months ended January 31, 2001 and 2000, it did not recognize any credits for income taxes in any of those periods as a result of the increases in the valuation allowance of $176,400 and $29,300 in the nine and three months ended January 31, 2001, respectively, and $44,300 and $25,000 in the nine and three months ended January 31, 2000, respectively.

Note 4 - Stockholders' equity:
         During the nine months ended January 31, 2001, the Company sold a total of 515,000 shares of common stock through private placements intended to be exempt from registration under the Act and received aggregate gross proceeds of $280,000, of which $250,000 was attributable to the sale of 500,000 shares of common stock at $.50 per share and $30,000 was attributable to the sale of 15,000 shares of common stock at $2.00 per share. The Company made payments aggregating $15,500 for offering costs in connection with the private placements which were charged to additional paid-in capital. It also issued 40,000 shares of common stock to a financial consultant that assisted the Company in finding investors and provided other financial advisory services in connection with the sale of the shares. Those shares had an approximate fair value of $20,000 based on the price of $.50 per share at which the shares were sold in the related private placement. The accompanying condensed statement of stockholders' equity for the nine months ended January 31, 2001 only reflects a transfer of $40 from additional paid-in capital to common stock to record the par value of the shares issued; the balance of $19,960 that was charged to additional paid-in capital to record the offering costs was offset by the credit to additional paid-in capital attributable to the issuance of the shares.

                                     F-22

                              WALL STREET WEB, INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                 (Unaudited)



Note 4 - Stockholders' equity (concluded):
         During the nine months ended January 31, 2001, the Company's Principal Stockholders agreed to make contributions to the Company's capital by waiving the Company's obligation to pay them accrued compensation aggregating $23,500. The Company accounted for the waivers by recording reductions in the related accrued liabilities and increasing additional paid-in capital. These were noncash transactions and, accordingly, they are not reflected in the accompanying condensed statements of cash flows.

Note 5 - Write-off of deferred offering costs:
         As of April 30, 2000, the Company had deferred costs related to its proposed initial public offering totaling $182,060 (see Notes 2 and 8 of the notes to the Audited Financial Statements in the 10-SB). The Company incurred additional costs during the three months ended July 31, 2000. Based on the decline in the market prices of equity securities in general and Internet technology stocks in particular during the period from April 2000 through November 2000, management determined that it was no longer probable that the Company would be able to obtain benefits from the deferred offering costs. Accordingly, deferred offering costs totaling $187,976 were written off during the three months ended July 31, 2000.



                                 *     *     *





                                     F-23






















                                   PART III

ITEM 1 - INDEX TO EXHIBITS

The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2 - DESCRIPTION OF EXHIBITS

The following documents are filed herein as required by Part II of Form 1-A:


        EXHIBIT NO.                         DESCRIPTION
        -----------                         -----------

             3.1             Certification of Incorporation of
                             Wall Street Web, Inc.

             3.2             Certificate of Amendment to the
                             Certificate of Incorporation of
                             Wall Street Web, Inc.

             3.3             Certificate of Amendment to the
                             Certificate of Incorporation of Wall
                             Street Web, Inc.

             3.4             By-Laws of Wall Street Web, Inc.



                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           WALL STREET WEB, INC.


Dated:  May 3, 2001                         By /s/ JOHN RUELA
                                       -------------------------
                                           John Ruela, President